Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

October 22, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-181370) of Lehigh Gas Partners LP, a Delaware limited partnership (the “Partnership”)

Dear Mr. Schwall:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Partnership hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 to October 24, 2012 at 12:00 pm, Eastern Time, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Richard A. Silfen (215-979-1225) or Peter M. Byrne (215-979-1930) of Duane Morris LLP.

Sincerely,

Lehigh Gas Partners LP

By:	Lehigh Gas GP LLC
its General Partner

	By:	/s/ David Hrinak
David Hrinak
President